Capital Research Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:

Net income (loss)			$	5,743
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Cash and securities segregated under federal and other regulations	$	10,956		
Short-term investments		429,002		
Prepaid expense		391		
Increase (decrease) in liabilities:				
Total adjustments				440,349
Net cash provided by (used in) operating activities				446,092
Net cash provided by (used in) in investing activities				-
Cash flow from financing activities:				
Capital contributions				
Capital distributions		(436,428)		
Net cash provided by (used in) financing activities				(436,428)
Net increase (decrease) in cash				9,664
Cash and cash equivalents at beginning of year				10,035
Cash and cash equivalents at end of year			$	19,699

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	1,700

The accompanying notes are an integral part of these financial statements.

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